                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                              (Name of the Issuer)

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                CB MERGER COMPANY
                       (Names of Persons Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    202216107
                      (Cusip Number of Class of Securities)

JEFFREY S. BARKER                           Copy to:  MATT G. HREBEC
PRESIDENT AND CEO                           FOSTER, SWIFT, COLLINS & SMITH, P.C.
COMMERCIAL NATIONAL FINANCIAL CORPORATION   313 SOUTH WASHINGTON SQUARE
101 NORTH PINE RIVER                        LANSING, MI 48933
P.O. BOX 280                                (517) 371-8100
ITHACA, MI 48847
(989) 875-4144

          (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934 ("the
                  Exchange Act").

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

         Transaction Valuation                      Amount of Filing Fee
         ---------------------                      --------------------
            $ 8,750,000 (1)                              $ 1,108.63

         (1) The transaction valuation was determined by multiplying $12.50 per share, the proposed per share cash purchase price for shares that will be eliminated by the merger, by 700,000 shares, the number that the issuer estimates will be eliminated by the merger.

         [X]      Check the box if any part of the fee is offset as provided by
                  Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,108.63         Filing Party: Commercial National
                                                          Financial Corporation
Form of Registration No.: Preliminary       Date Filed:   November 23, 2004
                          Schedule 14A

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        RULE 13E-3 TRANSACTION STATEMENT

         Commercial National Financial Corporation (the "Company") hereby submits this Amendment No. 3 to the Company's Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company and CB Merger Company ("CB Merger Co.") on November 23, 2004 as amended on January 14, 2005, and February 15, 2005.

         On March 7, 2005, the record holders of the Company's common stock as of February 14, 2005, approved an Agreement and Plan of Merger (the "Plan of Merger"). Pursuant to the Plan of Merger, CB Merger Co. merged with and into the Company. Each shareholder of the Company owning fewer than 4,000 shares of common stock immediately before the effective time of the merger is entitled to receive $12.50 per share in cash, without interest, and each shareholder of the Company owning 4,000 or more shares immediately before the effective time of the merger will continue to hold the same number of shares and will not receive any cash.

         The merger resulted in the Company having fewer than 300 record holders of its outstanding common stock. Accordingly, the Company has filed with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Section 13 of the Securities Act of 1934 (the "Act") and terminating the registration of its common stock under the Act.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COMMERCIAL NATIONAL FINANCIAL CORPORATION


                                       /s/ Jeffrey S. Barker
                                       -----------------------------------------
                                       Jeffrey S. Barker, President and CEO
                                       March 8, 2005

                                       CB MERGER COMPANY


                                       /s/ Jeffrey S. Barker
                                       -----------------------------------------
                                       Jeffrey S. Barker, President and CEO
                                       March 8, 2005